

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2019

Eric Chin
Chief Financial Officer
Apollo Medical Holdings, Inc.
1668 S. Garfield Avenue, 2nd Floor
Alhambra, CA 91801

   Re: Apollo Medical Holdings, Inc.
        Registration Statement on Form S-3
        Filed on April 29, 2019
        File No. 333-231109

Dear Mr. Chin:

        This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Jennifer Gowetski at 202-551-3401 with any questions.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Real Estate and
                                   Commodities